UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 1 – Exit Filing)*

Gossamer Bio, Inc.

(Name of Issuer)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

38341P102

(CUSIP Number)

July 24, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38341P102	13G	Page 2 of 7 Pages

Item 1(a).	Name of Issuer

Gossamer Bio, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices

3013 Science Park Road, San Diego, CA 92121

Item 2(a).	Name of Person Filing

ARCH Venture Fund IX, L.P. (“AVF IX”); ARCH Venture Partners IX, L.P. (“AVP IX LP”); ARCH Venture Partners IX, LLC (“AVP IX LLC”); ARCH Venture Fund IX Overage, L.P. (“AVF IX Overage”) ; ARCH Venture Partners IX Overage, L.P. (“AVF IX Overage GP”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”). The Reporting Entities and the Managing Directors collectively are referred to as the Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

8755 W. Higgins Road, Suite 1025, Chicago, IL 60631

Item 2(c).	Citizenship

Each of AVF IX, AVF IX LP, AVF IX Overage and AVP IX Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

38341P102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 38341P102	13G	Page 3 of 7 Pages

Item 4.	Ownership

Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class

Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 38341P102	13G	Page 4 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 9, 2024

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:      ARCH Venture Partners IX, LLC

its General Partner

By:                     *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                                *

     Keith Crandell

     Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:      ARCH Venture Partners IX, LLC

its General Partner

By:                     *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                                *

     Keith Crandell

     Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                                       *

Keith Crandell

Managing Director

CUSIP No. 38341P102	13G	Page 5 of 7 Pages

                                     *

Keith Crandell

                                     *

Robert Nelsen

                                     *

Clinton Bybee

* By:       /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*       This Amendment No. 1 to Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 2.0 to Schedule 13G for Gossamer Bio, Inc. filed with the Securities Exchange Commission on February 13, 2020, and incorporated herein in its entirety by reference.

CUSIP No. 38341P102	13G	Page 6 of 7 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Gossamer Bio, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:    February 9, 2024

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                     *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                                *

     Keith Crandell

     Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:        ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                     *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                     *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                                       *

Keith Crandell

Managing Director

CUSIP No. 38341P102	13G	Page 7 of 7 Pages

                                     *

Keith Crandell

                                     *

Robert Nelsen

                                     *

Clinton Bybee

* By:       /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*             This Amendment No. 1 to Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 2.0 to Schedule 13G for Gossamer Bio, Inc. filed with the Securities Exchange Commission on February 13, 2020, and incorporated herein in its entirety by reference.